July 9, 2009

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	PHL Variable Insurance Company
PHL Variable Accumulation Account III
Initial Registration Statement on Form N-2
File No. 333-157081, 811-22275, SEC Accession No. 0001193125-09-016538
Request for Withdrawal of Initial Registration Statement on Form N-2
Pursuant to Rule 477

Dear Sir or Madam:

Pursuant to Rule 477(a) of the Securities Act of 1933, as amended, PHL Variable Insurance Company (the “Company”) hereby respectfully requests the withdrawal of the above-referenced registration statement, filed with the Securities and Exchange Commission on February 2, 2009.

The registration statement was filed in connection with an offering of certain deferred annuity contracts. The Company will not make the particular offering. No securities were sold in connection with the registration statement.

We appreciate your assistance in this matter. If you have any questions regarding this matter, please contact the undersigned at (860) 403-6486.

Very truly yours,

/s/ Mary K. Johnson

Mary K. Johnson

Counsel

One American Row P. O. Box 5056 Hartford, Connecticut 06102-5056	860. 403.5000 Phone www.phoenixwm.com